UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
CBL & ASSOCIATES PROPERTIES, INC.
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
124830-87-8
(CUSIP Number)
HOWARD AMSTER
7681 OLYMPIA DRIVE
WEST PALM BEACH, FL 33411-5785
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 1, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shallbe subject to all other provisions of the Act (however, see the Notes).
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
2,325,171
8.
SHARED VOTING POWER
2430
9.
SOLE DISPOSITIVE POWER
2,325,171
10.
SHARED DISPOSITIVE POWER
2430
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,327,601*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.26%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*Mr. Amster is deemed to be the beneficial owner of (i) 1,485,909 shares that are owned directly by Mr. Amster: (ii) 528,326 shares that are owned by Pleasant Lake Corp, Pleasant Lake Apts. Limited Partnership, Pleasant Lake Skoien Investments, LLC and Laughlin Holdings, all joint filers, over which Mr. Amster has sole or shared voting and dispositive power; (iii) 194,608 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as trustee, Mr. Amster has either sole or shared voting and dispositive power; (iv) the 2348 shares that are owned by the Howard M.
Amster Foundation over which, Mr. Amster, as President, has either sole or shared voting and dispositive power (v) 8257 shares that are owned by Amster Limited Partnership, which Mr. Amster, as General Partner has sole or shared voting and dispositive power, and (vi) 108,153 shares that are owned by Ramat Securities Ltd. which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power.**Denominator is based on the 32,060,956 shares of common stock outstanding as of February 23, 2023 as reported by the Issuer on Form 10-K for the fiscal year ending
December 31, 2022, as filed with the Securities and Exchange Commission on March 1, 2023.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE SKOIEN INVESTMENTS LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
75,567
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
75,567
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,567*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to the cover page for Mr. Amster. **See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)
PLEASANT LAKE APTS. LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
350,318
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
350,318
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,318*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
* See the footnote marked with a * to the cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST  #1 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
2,172
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
2,172
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,172*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
391
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
391
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
391*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
397
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
397
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
397*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0,0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to cover page for Mr. Amster .
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
107
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
107
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a ** to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)
AMSTER LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
8,257
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
8,257
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,257*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER TRUST #4 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
380
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
380
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
380*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAUGHLIN  HOLDINGS LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
101,935
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
101,935
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,935*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMAT SECURITIES LTD LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
108,153
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
108,153
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
108,153*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a * to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
64
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
64
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS CORP.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
506
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
506
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
506*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A 08/10/2021
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
177*
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
177*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ( ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A 11/23/2021
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
165,836*
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
165,836*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,836
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A 03/09/2022
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
22,215*
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
22,215*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,215
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD M. AMSTER FOUNDATION
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
2,348
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
2,348
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,348*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD M AMSTER 2005  CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
439
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
439
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL J HELLER TRUST U/A DTD 08/07/2002
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
2430
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
2430
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2430*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*Mr. Amster is one of three trustees for this trust.
** See the footnote marked with a ** to cover page for Mr. Amster.


Item 1.Security and Issuer.
This Schedule 13D relates to the common stock of CBL & Associates
Properties, Inc. (the Issuer). The principal executive office of the issuer is 2030 Hamilton Place Blvd., Suite 500 Chattanooga, TN 37421.
Item 2.Identity and Background.
This Schedule 13D is filed as a joint statement by the Reporting Persons
(as defined below):
1. Howard Amster,
2. Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019,
3. Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019,
4. Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019,
5. Howard Amster 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019,
6. Howard Amster 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019,
7. Howard Amster 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019,
8. Howard Amster 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021,
9. Howard Amster 2021 Charitable Remainder Unitrust #3 U/A 11/23/2021,
10. Amster Limited Partnership,
11. Laughlin Holdings, LLC,
12. Pleasant Lake Apts. Limited Partnership,
13. Ramat Securities, Ltd.
14. Pleasant Lake Apartments Corp.,
15. Pleasant Lake-Skoien Investments LLC,
16. Howard Amster 2022 Charitable Remainder Unitrust #1 U/A DTD 03/09/2022,
17. Howard Amster Foundation,
18. Howard Amster 2005 Charitable Remainder Unitrust U/A DTD 01/11/2005 , and
19. Samuel J. Heller Trust U/A 08/07/2002
(together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below.
The Reporting Persons are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as
Exhibit 99.1.
  (a)Howard Amster
       (b) The principal business address of each of the Reporting Persons is 7681 Olympia Drive, West Palm Beach, FL 33411
       (c) In addition to his investment-related activities, Mr. Amster serves as President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apts. Limited Partnership, which is the Manager of Laughlin Holdings, LLC and, Pleasant Lake Skoien Investments LLC. Mr. Amster serves as the sole trustee of the following trusts: (A) the Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, (B ) the Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019, (C) the Howard
Amster Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, (D) the Howard Amster Charitable Remainder Unitrust #4 DTD 05/20/2019, (E) the Howard Amster Charitable Remainder Unitrust #5 U/A 05/20/2019, (F) the Howard Amster 2019 Charitable Remainder Unitrust #7 U/A 05/20/219, (G) the Howard Amster 2021 Charitable Remainder Unitrust #1 U/A 08/10/2021, (H) the Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021, (I) the Howard Amster 2022 Charitable Remainder Unitrust #1 U/A 03/09/2022, and (J) the Howard
Amster 2005 Charitable Remainder Unitrust U/A DTD 01/11/2005. Howard Amster also is (X) the general partner of Amster Limited Partnership, (y) the majority owner of Ramat Securities, Ltd. and (Z) President of the Howard
Amster Foundation. He also is one of three trustees of the Samuel J. Heller Trust U/A DTD 08/07/2002. All Reporting Persons are engaged in investments.
     (d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All natural Reporting Persons are United States citizens. All Reporting Persons that are entities are entities organized or formed under the laws of the State of Ohio other than Pleasant Lake Skoien Investments LLC and Laughlin Holdings LLC, which is are Delaware limited liability companies.
Item 3. Source or Amount of Funds or Other Consideration.
     As of March 14, 2023, the Reporting Persons had, in the aggregate, invested approximately $76,917,994 to acquire 2,327,601 shares of the Common Stock of the Issuer. The Reporting Persons used personal funds and working capital for such purchases.
      The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC and Interactive Brokers LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the firms credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.Purpose of Transaction.
     The Reporting Persons acquired the shares of Common Stock for investment purposes.
     While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.
     Depending on their assessment of the of the forgoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may at their discretion purchase additional shares of Common Stock of the Issuer.
     Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above (b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuers board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g)any change in the Issuers charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;(i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above

     Except as set forth above, no Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuers financial condition, the price levels of the shares of its Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons holdings of the Issuers Common
Stock,
including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuers financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in
Item 4.

Item 5.Interest in Securities of the Issuer.
     (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
     (b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on March 14, 2023. All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.



 Aggregate Sale Price
Price Per Share





Date of Transaction
Quantity Purchased
Purchaser
Aggregate Purchase Price
 Price Per Share





1/17/2023
12,118
Pleasant Lake Apts LP
314,937.57
             25.99
1/17/2023
3,800
Ramat Securities, Ltd.
100,907.82
             26.55
1/18/2023
18,000
Pleasant Lake Apts LP
476,349.50
             26.46
1/18/2023
4000
Pleasant Lake Apts LP
103307.92
             25.83
1/19/2023
11,435
Pleasant Lake Apts LP
296,447.44
             25.92
1/20/2023
6,060
Howard Amster
157,765.42
             26.03
1/20/2023
373
Pleasant Lake Apts LP
9,740.21
             26.11
1/24/2023
12,071
Pleasant Lake Apts LP
316,716.26
             26.24
1/24/2023
18,500
PLA-Skoien Investments LLC
485,395.50
             26.24
1/26/2023
9,650
Howard Amster
251,482.52
             26.06
1/26/2023
5,000
Ramat Securities, Ltd.
131,994.00
             26.40
1/27/2023
5,000
Howard Amster
128,531.50
             25.71
1/30/2023
8,139
Howard Amster
206,271.32
             25.34
1/31/2023
30,113
Ramat Securities, Ltd.
789,482.03
             26.22
1/31/2023
21,000
Ramat Securities, Ltd.
561034.47
             26.72
2/1/2023
8,169
Howard Amster
216,581.07
             26.51
2/2/2023
12,389
Pleasant Lake Apts LP
330,378.54
             26.67
2/2/2023
2,211
Laughlin Holdings, LLC
58,985.74
             26.68
2/2/2023
5,000
Laughlin Holdings,LLC
132,935.40
 26.59
2/3/2023
15,803
PLA-Skoien Investments LLC
421,502.53
             26.67
2/8/2023
6,157
Howard Amster
159,926.94
             25.97
2/9/2023
15,540
Howard Amster
400,301.36
             25.76
2/13/2023
9,928
Howard Amster
257,925.20
             25.98
2/13/2023
2,000
PLA-Skoien Investments LLC
52,091.50
             26.05
2/13/2023
200
PLA-Skoien Investments LLC
5231
             26.16
2/14/2023
18,142
Howard Amster
476,003.60
             26.24
2/15/2023
8,150
Howard Amster
211,433.54
             25.94
2/16/2023
6,135
Howard Amster
161,115.74
             26.26
2/17/2023
37,000
Howard Amster
988,036.00
             26.70
2/27/2023
8,000
Howard Amster
206,322.70
             25.79
3/1/2023
43,871
Howard Amster
1,132,580.24
             25.82
3/2/2023
108,061
Howard Amster
2,848,425.56
             26.36
3/3/2023
75,235
Howard Amster
2,008,423.23
             26.70
3/6/2023
112,342
Howard Amster
3,037,442.10
             27.04
3/7/2023
196,615
Howard Amster
5,299,625.81
             26.95
3/8/2023
201,204
Howard Amster
5,449,616.84
             27.09

     (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
     (e) Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.
     The Reporting Persons entered into a joint filing agreement
(the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit
99.1 and is incorporated herein by reference.
Item 7.Material to Be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement
(SIGNATURE PAGE FOLLOWS)
























SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER

/s/ Howard Amster
Date: March 14, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14,2023
HOWARD AMSTER 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023

HOWARD AMSTER 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
HOWARD AMSTER 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


HOWARD AMSTER 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
AMSTER LIMITED PARTNERSHIP
By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: March 14, 2023
LAUGHLIN HOLDINGS, LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner of Pleasant Lake Apartments LP, Manager of Laughlin Holdings, LLC
Date: March 14, 2023

PLEASANT LAKE APARTMENTS LP
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner
Date: March 14, 2023
RAMAT SECURITIES, LTD
By: /s/ Howard Amster
Name: Howard Amster
Title: Authorized Representative
Date: March 14, 2023

PLEASANT LAKE - SKOIEN INVESTMENTS LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner of Pleasant Lake Apartments LP, Manager of Pleasant Lake-Skoien Investments, LLC
Date: March 14, 2023

PLEASANT LAKE  APARTMENTS CORP.
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: March 14, 2023

HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022

By:/s/ Howard Amster
Name; Howard Amster
Title: Trustee
Date: March 14, 2023

HOWARD M. AMSTER FOUNDATION

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: March 14, 2023

SAMUEL J. HELLER TRUST U/A DTD 08/07/2002

By:/s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023



HOWARD AMSTER 2005 CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005

By:/s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


























Exhibit A
JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934,as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.001 per share, of CBL & Associates Properties, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

      Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and
(ii) responsible for the
timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein;
provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneouselectronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: March 14, 2023

[SIGNATURE PAGE FOLLOWS]






IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

/s/ Howard Amster
Date: March 14, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023

HOWARD AMSTER 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
HOWARD AMSTER 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023

HOWARD AMSTER 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
HOWARD AMSTER 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023


HOWARD AMSTER 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 14, 2023
AMSTER LIMITED PARTNERSHIP
By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: March 14, 2023

LAUGHLIN HOLDINGS, LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner of
Pleasant Lake Apartments LP, General Partner of Laughlin Holdings, LLC
Date: March 14, 2023

PLEASANT LAKE APARTMENTS LP
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp., General Partner
Date: March 14, 2023
RAMAT SECURITIES, LTD LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: Authorized Representative
Date: March 14, 2023

PLEASANT LAKE SKOIEN INVESTMENTS LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp., General Partner of
Pleasant Lake Apartments LP, Manager of Pleasant Lake - Skoien Investments LLC
Date: March 14, 2023

PLEASANT LAKE APARTMENTS CORP.
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: March 14, 2023

HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022

By:/s/ Howard Amster_________________
Name; Howard Amster
Title: Trustee
Date: March 14, 2023

HOWARD M. AMSTER FOUNDATION

By: /s/ Howard Amster _________________
Name: Howard Amster
Title: President
Date: March 14, 2023

SAMUEL J. HELLER TRUST U/A DTD
08/07/2002

By:/s/ Howard Amster__________________
Name: Howard Amster
Title: Trustee
Date: March 14, 2023



HOWARD AMSTER 2005 CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005

By:/s/ Howard Amster__________________
Name: Howard Amster
Title: Trustee
Date: March 14, 2023